SPI Energy Co., Ltd.

Unit 15-16, 19/F, South Wing, Delta House 3 On Yiu Street,

Shatin, Shek Mun, NT,

Hong Kong SAR, China

May 25, 2018

Russell Mancuso
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SPI Energy Co., Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2016
Response Dated May 25, 2018
File No. 001-37678

Dear Mr. Mancuso:

We hereby provide a response to the comments issued in your letter dated May 11, 2018 (the "Staff's Letter") regarding the Company's Amendment No. 1 on Form 20-F for the fiscal year ended December 31, 2016 (the "Form 20-F").

In order to facilitate the review by the Commission's staff (the "Staff") of the Amended 20-F, we have responded, on behalf of the Company, to the comments set forth in the Staff's Letters on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff's comments and correspond to the numbered paragraph in the Staff's Letters.

Risk Factors, page 6

1. Please reconcile your response to prior comment 1 regarding the identity of Managing Member with your response dated March 16, 2018. Also tell us in what filings you provided Regulation S-K Item 404 or Form 20-F Item 7.B disclosure regarding the transaction. If such disclosure was required but not filed, provide us your analysis of the risks relating to the non-disclosure.

Response: Contrary to the Company's understanding, after going back and reviewing the applicable documents, the Company determined that the Managing Member was not Steve Kircher, but HEK Partners, LLC, a California limited liability company, of which Mr. Kircher was one of three managing members. The Company apologizes for the error. The transaction was identified as a related party in Item 13 of the Company's annual report on Form 10-K for the year ended December 31, 2009, and, although not included under Item 13 in subsequent years, it was identified as a related party in the Company's annual report on Form 10-K for the years ended December 31, 2010, 2011 and 2012. It was no longer disclosed as a related party transaction after Mr. Kircher ceased to be a director or executive officer of the Company in December 2013.

Although the transaction should have continued to be disclosed in Item 13 in the annual reports for the years ended December 31, 2010, 2011 and 2012, the Company believes that the fact that it was disclosed elsewhere in such reports as being a related party transaction means that potential liability for non-disclosure in Item 13 would be extremely limited.

Please let me know if you have any further questions.

Sincerely,

/s/ Tairan Guo
Tairan Guo